Trizec Canada Declares Quarterly Dividend
     Toronto, December 20, 2005 — Trizec Canada Inc. (TSX: TZC.SV) announced today that its Board of Directors declared a quarterly dividend of US$0.20 per share on the issued and outstanding shares of the Corporation, to be paid on January 24, 2006 to the shareholders of record at the close of business on January 6, 2006.
     Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC.SV, and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of the largest owners and operators of commercial office properties in the United States. On December 13, 2005, Trizec Properties declared a quarterly dividend of US$0.20 per common share to holders of record at the close of business on December 30, 2005 and payable on January 17, 2006. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
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